Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 1, 2020

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File No. 333-225863)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via telephone calls on June 3, 2020 and June 12, 2020 regarding the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed with the SEC on May 21, 2020, with respect to the reorganization of the (i) Target Income Series and Target 2015 Series; (ii) Target 2020 Series and Target 2025 Series; (iii) Target 2030 Series, Target 2035 Series, and Target 2040 Series; and (iv) Target 2045 Series, Target 2050 Series, Target 2055 Series and Target 2060 Series (collectively, the “Acquired Series”), each a series of the Fund, into the (i) Pro-Blend Conservative Term Series; (ii) Pro-Blend Moderate Term Series; (iii) Pro-Blend Extended Term Series; and (iv) Pro-Blend Maximum Series, respectively (collectively, the “Surviving Series”), each a separate series of the Fund. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Disclosure Comments

1.	Comment: For each Reorganization, in the notice letter to shareholders, please revise the diagrams detailing each Acquired Series’ investments in the Underlying Fund(s) and the Reorganization into the Surviving Series to clarify that the diagram is not a decision tree presenting options of either investing in Underlying Funds or merging into the Surviving Series.

Response: The requested change has been made.

2.	Comment: For each Reorganization, in the notice letter to shareholders, if any bulleted paragraph is only applicable to a specific Acquired Series, or group of Acquired Series, please prominently list those Acquired Series at the beginning of the bulleted paragraph.

Response: The requested change has been made.

3.	Comment: For the Reorganization into the Pro-Blend Conservative Term Series, in the notice letter to shareholders, please consider discussing the tax effects of the Reorganization on each of the Target Income Series and Target 2015 Series in separate bulleted paragraphs.

Response: The requested change has been made.

4.	Comment: For each Reorganization, in the notice letter to shareholders, in the bulleted paragraph discussing the tax consequences of the Reorganization, please consider referring to the transaction regarding the Underlying Funds as a “redemption in kind” rather than a “liquidation.”

Response: The Fund respectfully declines to make the requested change because the Acquired Series’ redemption out of the Underlying Funds will result in the liquidation of all the Underlying Funds’ assets and the Underlying Funds will then be terminated.

5.	Comment: For each Reorganization, please revise the statements regarding the number of small funds combining to form one larger fund, such as the statement that “[t]he Reorganization [into the Pro-Blend Conservative Term Series] will combine three smaller funds into one larger combined fund,” to clarify for shareholders which funds are the smaller funds and which fund is the larger combined fund.

Response: The requested change has been made.

6.	Comment: For each instance of the disclosure regarding the tax-free nature of a Reorganization (excluding such disclosure for the Reorganization of the Target Income Series into the Pro-Blend Conservative Term Series), please disclose that each Acquired Series’ redemption from the Underlying Funds may result in an ordinary dividend and/or capital gain distribution that will be taxable to shareholders holding their shares in a taxable account.

Response: The requested change has been made.

7.	Comment: For each Reorganization, in the “How will the Reorganization take effect?” section, please limit your discussion to only a synopsis of the Reorganization, reserving more nuanced and detailed discussion for later in the Proxy Statement/Prospectus.

Response: The requested change has been made. The discussion regarding the redemptions in kind from the Underlying Funds previously included in this section has been moved to a new section titled “Steps to be Taken Prior to the Reorganization.”

8.	Comment: Please consider presenting the investment objectives of each Acquired Series and Surviving Series in a table to assist the shareholders’ review.

Response: The requested change has been made.

9.	Comment: In the “How do the Series’ fees and expenses compare?” section, please provide only one fee table that includes the current annual fund operating expenses for the Acquired Series and the pro forma annual fund operating expenses of the Surviving Series (assuming all Reorganizations are approved). Current annual fund operating expenses of the Surviving Series may be provided in a footnote to the fee table.

Response: The requested change has been made.

10.	Comment: Please confirm footnotes 1 and 2 to the fee tables are correct.

Response: Confirmed.

11.	Comment: In the “How do the Series’ principal investment strategies compare?” section, please focus the comparison of principal investment strategies on those of the Acquired Series and the Surviving Series, with the principal investment strategies of the Underlying Funds serving to supplement that comparison.

Response: The requested change has been made.

12.	Comment: For each Reorganization, in the “How do the Series’ principal investment strategies compare?” section, please provide a simplified table comparing the exact text of each of the Surviving Series’ and Underlying Funds’ principal investment strategies, so that the comparison highlights the differences in each set of principal investment strategies.

Response: The requested change has been made by stating “none” where no difference exists and limiting side-by-side comparison of the text to only those portions of the strategies that actually differ.

13.	Comment: For each Reorganization, under the heading “Non-Fundamental Policies,” please expressly state the impact of the differences in non-fundamental policies or state that there is no material impact.

Response: The requested change has been made.

14.	Comment: For each Reorganization, under the section titled “Tax Considerations of the Reorganization and the Redemptions In Kind,” please prominently display the estimated tax impact of any ordinary dividend and/or capital gain distribution in the front of the section.

Response: The N-14s have been revised to prominently present this information in the Proxy Statement/Prospectus of each Reorganization, in the “What are the tax consequences of the Reorganization?” section.

15.	Comment: With respect to the Reorganizations into each of the Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, and Pro-Blend Maximum Term Series, in the notice letter to shareholders, please add a bulleted paragraph detailing the differences between the “set it and forget it” nature of the Acquired Series’ allocation of investor assets pursuant to a predetermined glide range and the Surviving Series’ strategy of requiring investors to allocate their own investments across each of the Pro-Blend Series.

Response: The requested change has been made.

16.	Comment: With respect to the Reorganizations into each of the Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, and Pro-Blend Maximum Term Series, in the notice letter to shareholders, please provide each Series’ current allocation to equity securities in lieu of a general statement that one Series has a greater allocation to equity securities than the other Series.

Response: The requested change has been made.

17.	Comment: With respect to the Reorganizations into each of the Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, and Pro-Blend Maximum Term Series, in the notice letter to shareholders, please replace the discussion of each Acquired Series’ investment allocation to the Underlying Funds with a discussion of each Acquired Series’ investment allocation across asset classes that each Acquired Series indirectly holds through its investments in the Underlying Funds.

Response: The requested change has been made.

18.	Comment: For each Reorganization, in the “How does the Series’ performance compare?” section, please present negative performance using a minus sign rather than parentheses.

Response: The requested change has been made.

Accounting Comments

1.	Comment: Please confirm supplementally that expenses of each Acquired Series subject to recoupment, if any, will not be carried over to the Surviving Series.

Response: Confirmed.

2.	Comment: In each Prospectus/Proxy Statement, in the fee table titled “Annual Fund Operating Expenses Assuming All Reorganizations are Approved,” please confirm that the pro forma columns accurately reflect any potential recoupment of previously waived expenses of the Surviving Series as a result of the Reorganization.

Response: Confirmed. Please see the changes made to the Pro-forma fee table in the Pro-Blend Moderate Term Series N-14.

3.	Comment: In the “Proforma Financial Information (Unaudited)” section of each SAI, please include disclosure stating that the Reorganization of one Acquired Series is not contingent on the approval or closing of the Reorganization(s) of the other Acquired Series.

Response: The requested change has been made.

4.	Comment: In the section titled “Pro Forma Adjustments” in the Proforma Financial Information (Unaudited) section of the SAI, please disclose the pro forma effects of the transaction on management fees and other expenses in both dollars and basis points.

Response: The requested change has been made.

5.	Comment: In the “Reorganization Costs” section in the Proforma Financial Information (Unaudited) section of the SAI, please disclose the estimated dollar amount of reorganization expenses to be paid by the Adviser.

Response: The Fund respectfully declines to make the requested change because the Fund believes that such disclosure would not assist investors in making an informed decision about whether to approve a Reorganization, as neither the Acquired Series nor the Surviving Series would bear such costs.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/Elizabeth Craig

Elizabeth Craig

Corporate Secretary

cc:	Ken Ellington, Securities and Exchange Commission
John Ganley, Securities and Exchange Commission
Sean Graber, Morgan, Lewis & Bockius LLP
Scott Morabito, Manning & Napier Advisors, LLC